Mail Stop -4561

April 1, 2009

Timothy G. Rubritz
Vice President, Chief Financial Officer
Parkvale Financial Corp.
4220 William Penn Highway
Monroeville, Pennsylvania

Re: Parkvale Financial Corp.
    Form 10-K for June 30, 2007
    File Number 0-17411

Dear Mr. Rubritz:

        We have considered your response letter dated March 11, 2009, and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarterly Period Ended December 31, 2008
Notes To Unaudited Interim Consolidated Financial Statements
Investments, page 10

1.   We note your response to comment one from our letter dated February 25, 2009. As it relates to your investment in pooled and individual trust-preferred securities that are below investment grade as of December 31, 2008 and March 31, 2009, please address the following to further support how you concluded that these securities were not other-than-temporarily impaired.

- Provide us with the discounted cash flow analysis you prepared in connection with these securities as of December 31, 2008 and March 31, 2009. In your response, explain your basis for the assumptions used in your analysis, including but not limited to the discount rate used and how you considered defaults and deferrals of interest payment by the issuers in determining that all securities are expected to make payments in full prior to maturity. Additionally, tell us the recovery rate you used on all existing and projected defaults and deferrals and the amount of new defaults expected to occur annually (in basis points);

- Tell us whether you used a stress test to determine how much in additional deferrals/defaults must occur before the securities will experience a change in cash flows. If so, provide us with the results of the test(s);

- Tell us how you concluded that the severity and duration of the unrealized losses, credit downgrades, evidence of default and deferral of interest payments was not a sufficient basis to warrant an impairment on these securities;

- Tell us what additional events would have to take place to warrant an impairment charge being recorded;

- Provide additional information through the current date not already factored into your prior response such as any additional credit deterioration by the issuer, other marketplace events impacting the market value of any security in question and any other material events which may impact your ongoing and future accounting in this area; and,

- Tell us how you considered the guidance in Financial Accounting Standards Board Staff Positions ("FSP") EITF 99-20-1 "Amendments to the Impairment Guidance of EITF Issue No. 99-20" in your evaluation.

Goodwill and Market Valuation, page 12

2.   We have reviewed your response to prior comment five from our letter dated February 25, 2009. We note that you considered the guidance in SFAS 142 "Goodwill and Other Intangible Assets", specifically the list of example events and circumstances that could trigger and impairment test as set forth in paragraph 28 and concluded that interim goodwill impairment testing was not necessary. Given the fact that your stock has been trading below the book value of your equity for consecutive quarters and the significant deterioration in the financial markets, please tell us how you were able to conclude, for the purpose of evaluating goodwill, these circumstances did not constitute a significant adverse change in the business climate under paragraph 28.a of SFAS 142. If you have performed an interim impairment test subsequent to December 31, 2008, please provide us with a summary of your results in Step 1 and Step 2, if applicable. We may have further comment.

3.   In the interest of providing readers with a better insight into management's judgments in accounting for goodwill, please consider disclosing the following in future filings:

   - each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses;

   - how you weight each of the methods used including the basis for that weighting (if multiple approaches are used);

   - a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and

   - how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Form 10-Q, General

4.   While we note your response to our prior comment number 6, we believe that the Form 10-Q was not complete until all of the work required by Rule 10-01(d) of Regulation S-X had been finished, and that you failed to indicate that the review was not completed as required by Item 10-01(d) of Regulation S-X. Thus, the Form 10-Q was not filed in complete fashion until February 13, four days after the

February 9 requirement. As a result, the 10-Q was not timely filed for the purposes of determining eligibility to use Form S-3.

5.   Please advise the staff whether you intend to identify the filing of the 10-Q prior to the completion of the review by the auditor as a material deficiency in your disclosure controls and procedures.

Executive Compensation as incorporated from the 2009 Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 15

6.   In the disclosure added to your next proxy statement in response to prior comment 12, please clarify, if true, that the annual goals referenced in the last paragraph are corporate performance goals, not compensation goals. Also, please analyze how the performance measures, referenced on page 16 of your proxy, impacted the compensation awarded to the named executive officers.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after

Please direct any questions on accounting matters to William Schroeder at 202-551-3294, or to John Nolan, Senior Assistant Chief Accountant, at 202-551-3492. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3419.

Sincerely,

Christian Windsor
Special Counsel

By FAX: 412-373-2847